EXHIBIT 99.4










                        CRUSADE GLOBAL TRUST NO.1 OF 1999
                                FINANCIAL REPORT
                      FOR THE YEAR ENDED 30 SEPTEMBER 2001

CRUSADE GLOBAL TRUST NO. 1 OF 1999
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 SEPTEMBER 2001


                                                     --------------------------
                                                         2001          2000
                                              Note         $             $
                                                     -----------   ------------

Revenue from ordinary activities
    Interest income                            2      81,749,716    103,221,542
    Fees                                       2       1,438,961      1,407,916
    Other                                      2         447,259        292,789
                                                     ------------  ------------
                                                      83,635,936    104,922,247
Expenses from ordinary activities
    Interest expense                           2      73,703,328     84,799,552
    Custodian fees                             10        152,835        212,877
    Servicing fees                             10      4,075,590      5,676,730
    Manager fees                               10        917,008      1,277,265
    Trustee fees                               10        322,254        427,710
    Other expenses                                       169,707        128,750
                                                     ------------  ------------
                                                      79,340,222     92,522,884
                                                     ------------  ------------
RESULT FROM ORDINARY ACTIVITIES                        4,295,214     12,399,363
                                                     ============  ============




The Statement of Financial Performance should be read in conjunction with the accompanying notes to the financial statements on pages 5 to 11.

CRUSADE GLOBAL TRUST NO. 1 OF 1999
STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2001


                                              ---------------------------------
                                                   2001              2000
                                      Note           $                 $
                                              --------------    ---------------
ASSETS
    Cash and liquid assets             3          62,685,371        77,143,299
    Receivables                        4         268,372,957       227,840,767
    Investments                        5         801,770,692     1,098,767,869
                                              ---------------   ---------------
TOTAL ASSETS                                   1,132,829,020     1,403,751,935
                                              ---------------   ---------------

LIABILITIES
    Accounts payable                   6          13,099,343        21,550,966
    Mortgage-backed bonds                      1,119,729,667     1,382,200,959
                                              ---------------   ---------------

TOTAL LIABILITIES                              1,132,829,010     1,403,751,925
                                              ---------------   ---------------

NET ASSETS                                                10                10
                                              ===============   ===============

UNITHOLDER'S FUNDS
    Unit on issue                      7                  10                10

                                              ---------------   ---------------
TOTAL UNITHOLDER'S FUNDS                                  10                10
                                              ==============    ===============



The Statement of Financial Position should be read in conjunction with the accompanying notes to the financial statements on pages 5 to 11.

CRUSADE GLOBAL TRUST NO.1 OF 1999
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2001


                                                                                ------------------------------
                                                                                     2001           2000
                                                                  Note                $               $
                                                                                --------------  --------------

Cash flows from operating activities
    Interest received                                                              86,232,652     100,539,384
    Fees received                                                                   1,438,961       1,407,916
    Interest paid                                                                 (82,439,506)    (76,079,340)
    Expenses paid                                                                  (6,005,824)     (6,865,361)
      Distributions paid                                                           (3,736,542)     (6,872,196)
                                                                                --------------  --------------

Net cash (used in) provided by operating activities               (b)              (4,510,259)     12,130,403
                                                                                --------------  --------------

Cash flows from investing activities
    Proceeds from loan repayments                                                 297,444,436     417,982,825
                                                                                --------------  --------------
Net cash provided by investing activities                                         297,444,436     417,982,825
                                                                                --------------  --------------

Cash flows from financing activities
    Repayment of mortgage backed bonds                                           (307,392,105)   (382,407,035)

                                                                                --------------  --------------
Net cash used in financing activities                                            (307,392,105)   (382,407,035)
                                                                                --------------  --------------

Net increase/(decrease) in cash held                                              (14,457,928)     47,706,193
                                                                                --------------  --------------

Cash at the beginning of the year                                                  77,143,299      29,437,106
                                                                                --------------  --------------

Cash at the end of the year                                       (a)              62,685,371      77,143,299
                                                                                ==============  ==============





The Statement of Cash Flows should be read in conjunction with the accompanying notes to the Statement of Cash Flows on page 4 and the notes to the financial statements on pages 5 to 11.

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 SEPTEMBER 2001


                                                                                     --------------------------------
                                                                                           2001            2000
                                                                                            $                $
                                                                                     ----------------  --------------

(a)   Reconciliation of cash

      Cash as at the end of the year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

      Cash and liquid assets                                                              62,685,371      77,143,299

                                                                                     ----------------  --------------
      Total Cash                                                                          62,685,371      77,143,299
                                                                                     ================  ==============

(b) Reconciliation of Undistributed income to net cash provided by operating activities


      Undistributed income                                                                         -               -

      Increase/(decrease) in:
        Accounts payable                                                                 (8,451,623)      15,105,350
      (Increase)/decrease in:
        Receivables                                                                        4,388,623      (2,682,158)
         Profit on discharges                                                              (447,259)        (292,789)

                                                                                     ----------------  --------------
      Net cash (used in)/provided by operating activities                                 (4,510,259)     12,130,403
                                                                                     ================  ==============

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2001


1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of this financial report are:

a)    Basis of Preparation

The financial report is a general financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board so far as they relate to the Crusade Global Trust No.1 of 1999 ("the Trust") and the provisions of the Trust Deed.

b)    Reclassification of financial information

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application of the revised standards AASB 1018 Statement of Financial Performance, AASB 1034 Financial Report Presentation and Disclosures and the new AASB 1040 Statement of Financial Position.

c)    Taxation

The Beneficiary holds the sole beneficial interest in the Trust and is presently entitled to the distributable income of the Trust which is taxable in its hands.

Accordingly, no provision for income tax has been made in the Trust's financial statements.

d)    Revenue Recognition

Interest and fee income is recognised as it accrues.

Premiums and discounts on Loans Secured by Mortgage are taken to the Statement of Financial Performance in the period in which the loan discharges and recognised as profit or loss on discharges.

Unrealised profits and losses arising on the foreign currency revaluations of the Mortgage Backed Bonds are recognised in the Statement of Financial Performance. These profits or losses are offset by the revalued foreign currency hedges in place and therefore have no net effect on the result.

e)    Receivables

Receivables are carried at nominal amounts less any provision for doubtful debts. Interest due on loans and deposits at bank are settled within 30 days.

f)    Investments

Investments are purchased with the intention of being held to maturity. The investments are recorded at the recoverable amount represented by the gross loan balance adjusted by any specific provision for doubtful debts. The difference between the cost and the market value of the investments on the day of purchase is accounted for as a premium.

g)    Mortgage Backed Bonds

Mortgage Backed Bonds held in foreign currencies are shown in the financial statements at the exchange rate prevailing at balance date. The Bonds are recorded net of repayments. Interest payments due in foreign currencies are hedged by a Currency Swap. Therefore these payments do not expose the Trust to any foreign currency fluctuation risk. These Bonds mature in February 2030.

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2001


1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h)    Historical Cost

The financial report has been prepared on the basis of historical cost and does not take into account changing money values or current valuations of non current assets, except where stated.

i)    Cash Flows

For the purpose of the preparation of the Statement of Cash Flows, cash includes cash on hand and at bank, bank deposits at call, current accounts with related entities and is presented net of outstanding bank overdrafts.

                                              ---------------- ---------------
                                                     2001             2000
                                                       $               $
                                               ----------------  --------------

2.    RESULT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

Result from ordinary activities before income tax includes the following items:

REVENUE
Interest income
   - related party                                  1,284,471       7,254,530
   - other party                                   80,465,245      95,967,012
Fee income                                          1,438,961       1,407,916
Profit on Discharges                                  447,259         292,789
                                              ================  ==============

EXPENSE
Interest expense
   - other party                                   73,703,328      84,799,552
Auditors remuneration                                  10,450           7,500
                                              ================  ==============

3.    CASH AND LIQUID ASSETS

Cash at bank - St.George Bank                       2,197,430       3,236,599
Liquidity deposit - ANZ                             2,150,032       2,797,810
Deposits at call - ANZ                             58,337,909      71,108,890
                                              ----------------  --------------
                                                   62,685,371      77,143,299
                                              ================  ==============

MATURITY ANALYSIS
At Call                                            62,685,371      77,143,299
                                              ---------------   --------------
                                                   62,685,371      77,143,299
                                              ================  ==============

4.    RECEIVABLES

Accrued Interest:
   - Bank deposits                                    187,931         291,359
   - Swap                                                   -       3,154,700
   - Loans secured by mortgage                      2,012,523       3,237,331
Currency Swap receivable                          266,078,190     221,157,377
Sundry Debtors                                         94,313               -
                                               ---------------  --------------
                                                  268,372,957     227,840,767
                                               ===============  ==============

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2001


                                              ---------------- ---------------
                                                     2001             2000
                                                       $               $
                                              ----------------  --------------
5.    INVESTMENTS

Loans secured by mortgage                         803,953,762   1,101,402,740
Discount on Loans Secured by Mortgage              (2,183,070)     (2,634,871)
                                              ----------------  --------------
                                                  801,770,692   1,098,767,869
                                              ================  ==============

Maturity analysis
within 1 year                                      36,262,544     102,335,365
between 1 and 5 years                             135,993,559     179,781,045
greater than 5 years                              629,514,590     816,651,459

                                               --------------- ---------------
                                                  801,770,692   1,098,767,869
                                               =============== ===============

6.    ACCOUNTS PAYABLE

Accrued expenses                                      763,792       1,037,909
Distributions payable                               6,357,977       5,799,305
Interest payable - Mortgage Backed Bonds            5,752,858      12,668,268
                - St.George Bank                            -       2,045,484
                          - Swaps                     224,716               -

                                               ---------------  --------------
                                                   13,099,343      21,550,966
                                               ===============  ==============


7.    TRUST UNITS

In accordance with clauses 3.1(b) and
3.2(a)(ii) of the Trust Deed, one
unit was issued by the Trustee to the
Manager in exchange for $10 to create
the Trust.                                                 10              10
                                               ===============  ==============


8.    UNDISTRIBUTED INCOME

Undistributed income at the beginning of
the financial year                                          -               -

Plus: Result from ordinary activities
        (excess income)                             4,295,214       12,399,363

Less: Distributions paid during the year           (3,736,542)      (6,872,196)
      Movement in Distributions payable              (558,672)      (5,527,167)
                                              ----------------  --------------

Undistributed income at the end of the
financial year                                              -                -
                                              ================  ==============

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2001


9.    SUPPORT FACILITIES

In accordance with the Information Memorandum, the Trust had the following support facilities during the year.

a)    Mortgage Insurance Policy

The Trustee has been insured against losses in respect of the Purchased Mortgages with Housing Loans Insurance Corporation Pty Limited.

b)    Liquidity Reserve

The Trustee maintains a liquidity account with St.George Bank Limited, which is reduced each quarter to equal 0.25% of the aggregate principal outstanding of the Loans Secured by Mortgages.

c)    Redraw Facility

The Trustee maintains a Redraw Facility with St.George Bank Limited. The Redraw Limit is equal to 2% of the aggregate amount of Mortgage Backed Bonds and is adjusted on each anniversary of the redraw facility.

d)    Basis Swap and Standby Basis Swap

The Trustee maintains a Basis Swap with St.George Bank Limited for the purposes of hedging the basis risk between variable rates on the Loans Secured by Mortgages and the floating rate obligations of the Mortgage Backed Bonds. The Basis Swap will also cover the Purchased Mortgages which convert from a fixed rate of interest to a variable interest rate. The Trustee also maintains a Standby Basis Swap with the Sydney Branch of Deutsche Bank AG. The terms of the Basis Swap allow for netting of swap payments.

e)    Foreign Currency Swap

The Trustee entered into a Currency Swap with the Currency Swap Provider, Bankers Trust Corporation New York, to hedge its foreign currency exposure.

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2001



10.   RELATED PARTY INFORMATION

a)    Related Entities

The Manager is Crusade Management Limited, a company incorporated in Australia. The Trustee is Perpetual Trustees Consolidated Limited.
The Custodian is St.George Custodial Services Pty Limited.

b)    Transactions with related entities

The following tables outline related party transactions during the relevant period.


                                  St.George Bank            Crusade           Perpetual Trustees    St.George Custodial
                                     Limited             Management Ltd        Consolidated Ltd          Pty Limited
Crusade Trust
No.1 of 1999                ------------------------ ---------------------- ---------------------- -----------------------
                              2001         2000         2001       2000        2001        2000       2001        2000
                                $            $           $           $           $          $           $           $
-------------------------- ----------- ------------- ---------- ----------- ----------- ---------- ----------- -----------

 Manager fee(1)                     -             -    917,008   1,277,265           -          -           -           -
 Trustee fee(2)                     -             -          -           -     322,254    427,710           -           -
 Servicing fee(3)           4,075,590     5,676,730          -           -           -          -           -           -
 Custodian fee(4)                   -             -          -           -           -          -     152,835     212,877
 Basis Swap interest(5)    (1,165,879)  (7,254,530)          -           -           -          -           -           -
 Redraw facility fee(6)        19,340        24,324          -           -           -          -           -           -
 Interest on cash
 deposits                    (118,592)            -          -           -           -          -           -           -

(1) Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.09%pa payable quarterly in arrears.

(2) Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.03%pa payable quarterly in arrears.

(3) Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.40%pa payable quarterly in arrears.

(4) Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.015%pa payable quarterly in arrears.

(5) In accordance with the Trust Deed, the Trust has entered into a basis swap support facility with St.George Bank Limited. The amount represents the net amount paid/payable or (received/receivable).

(6) The Trust has maintained a Redraw Facility with St.George Bank Limited (refer Note 9).

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2001



11.   ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a)    Interest rate risk

The Trust's exposure to interest rate risk and the effective interest rates of the financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:


AS AT 30 SEPTEMBER 2001
                               Floating                                                     Non                   Weighted
                               Interest                                                Interest                    Average
                                   Rate        Fixed Interest Rate Maturing in:         Bearing          Total        Rate
                                           ------------ ------------- ------------
                                              1-3 mths     3-12 mths      1-5 yrs
                                      $              $             $            $             $              $           %
                           ------------  ------------- ------------- ------------ ------------- -------------- -----------

FINANCIAL ASSETS
   Cash & liquid assets      60,487,942              -             -            -     2,197,429     62,685,371        4.50
   Receivables                        -              -             -            -   268,372,957    268,372,957           -
   Investments              639,686,552      7,268,399    23,012,218  133,988,593             -    803,953,762        6.40
   Discount                           -              -             -            -    (2,183,070)    (2,183,070)          -
------------------------   ------------   ------------ ------------- ------------ ------------- -------------- -----------
Total                       700,174,494      7,268,399    23,010,218  133,988,594   268,387,316  1,132,829,020
                           ------------   ------------ ------------- ------------ ------------- -------------- -----------

FINANCIAL LIABILITIES
   Accounts payable                   -              -             -            -    13,099,343     13,099,343           -
   Mortgage Backed bonds
                                      -  1,119,729,667             -            -             -  1,119,729,667        3.90
------------------------  ------------- -------------- ------------- ------------ ------------- -------------- -----------
Total                                 -  1,119,729,667             -            -    13,099,343  1,132,829,010
                          ------------- -------------- ------------- ------------ ------------- -------------- -----------
INTEREST RATE SWAP         (841,968,048)   841,968,048
                          ============= ============== ============= ============ ============= ============== ===========



AS AT 30 SEPTEMBER 2000
                               Floating                                                         Non                     Weighted
                               Interest                                                    Interest                      Average
                                   Rate           Fixed Interest Rate Maturing in:          Bearing           Total         Rate
                                           ------------   ------------  ------------
                                               1-3 mths      3-12 mths       1-5 yrs
                                      $               $              $             $              $               $            %
                         --------------    -------------  ------------  ------------  -------------  --------------  -----------
FINANCIAL ASSETS
   Cash & liquid assets      73,906,700               -              -             -      3,236,599      77,143,299         6.10
   Receivables                        -               -              -             -    227,840,767     227,840,767            -
   Investments              825,872,782      13,478,900     83,808,642   178,242,416              -   1,101,402,740         7.62
   Discount                           -               -              -             -     (2,634,871)     (2,634,871)           -

-----------------------  -------------    -------------   ------------  ------------  -------------  --------------  -----------
Total                       899,779,482      13,478,900     83,808,642   178,242,416    228,442,495   1,403,751,935
-----------------------  -------------    -------------   ------------  ------------  -------------  --------------  -----------

FINANCIAL LIABILITIES
   Accounts payable                   -               -              -             -     21,550,966      21,550,966            -
   Mortgage Backed bonds
                                      -   1,382,200,959              -             -              -   1,382,200,959         5.76

-----------------------  --------------   -------------   ------------  ------------  -------------  --------------  -----------
Total                                 -   1,382,200,959              -             -     21,550,966   1,403,751,925
-----------------------  --------------   -------------   ------------  ------------  -------------  --------------  -----------

Interest Rate Swap       (1,146,263,736)  1,146,263,736
======================   ==============   =============   ============  ============  =============  ==============  ===========

CRUSADE GLOBAL TRUST NO.1 OF 1999
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER 2001


11.   ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

(b)   Net fair values

All financial assets and liabilities are carried at net fair value in the Statement of Financial Position with the exception of the Loans Secured by Mortgage with are recorded at the recoverable amount as stated in the accounting policies in Note 1. The fair value of these loans is $805,307,502 (2000:
$1,099,142,476).

The net fair value of fixed rate loans that reprice within six months of balance date is the carrying value at 30 September. For other fixed rate loans, the net fair value was calculated by discounting the estimated future cash flows using current market rates.

(c)   Credit risk exposures

The Trust's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the Statement of Financial Position. The servicer of the Trust, St.George Bank Limited, manages the credit risk on loans through embedded controls within its lending division.

A potential loss to the Trust may occur as a result of non performance by a counter party. The Trust's exposure to counter party risk is therefore limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

As the Trust's primary reason for holding derivatives is for interest rate hedging purposes, the derivatives have been dealt with financial institutions of investment grade quality. The Trust's credit policy and procedures constantly monitor exposures to counter party risks.

(d)   Derivative financial instruments

A derivative is a financial instrument which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index. The Trust uses a derivative instrument termed a `Swap'. These are held to hedge future interest expense due on the Mortgage backed Bonds and to protect the Trust from fluctuation in exchange rates.

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal are exchanges periodically throughout the term of the swap.


12.   SEGMENT REPORTING

The Trust operates within the treasury and capital markets segment of the Financial Services Industry. The Trust's operations and customers are located primarily within Australia. The Trust operates in accordance with the Trust Deed for the purposes of deriving a margin on interest income on loans secured by mortgage and interest expense on Mortgage Backed Bonds.

CRUSADE GLOBAL TRUST NO.1 OF 1999
MANAGER'S REPORT
FOR THE YEAR ENDED 30 SEPTEMBER 2001


The Manager has prepared the Financial Report at the direction of the Trustee who is responsible for the Financial Report.

PRINCIPAL ACTIVITIES

The Trust is a special purpose vehicle that holds a portfolio of loans secured by mortgage and has issued Mortgage Backed Bonds. The Trust has also entered into interest rate swap agreements to manage its exposure to interest rate and foreign exchange risk.

REVIEW OF OPERATIONS

The distributions paid/payable to the beneficiary of the Trust for the financial year ended 30 September 2001 were $4,295,214 (2000: $12,399,363).

STATE OF AFFAIRS

In the opinion of the Manager there were no significant changes on the state of affairs of the Trust during the financial year.


FOR AND BEHALF OF THE MANAGER


/s/ G. M.Bartlett

Director

Crusade Management Limited

Sydney

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF CRUSADE GLOBAL TRUST NO.1 OF 1999


SCOPE

We have audited the financial statements of Crusade Global Trust No.1 of 1999 for the year ended 30 September 2001, consisting of the statement of performance, the statement of financial position, statement of cash flows, manager's statement and the accompanying notes set out on pages 2 to 13. The manager has prepared the financial statements at the direction of the trustee who is responsible for the financial statements. We have conducted an independent audit of these financial statements in order to express an opinion on them to the unitholders.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial statements are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial statements are presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements, statutory requirements and requirements of the Trust Deed, so as to present a view which is consistent with our understanding of the Trust's financial position, results of its Crusade Global Trust No.1 of 1999 operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.


AUDIT OPINION In our opinion, the financial statements of Crusade Global Trust No.1 of 1999 for the year ended 30 September 2001 are properly drawn up:

(a) so as to give a true and fair view of the Trust's state of affairs at 30 September 2001 and its results and cash flows for the period ended on that date;

(b) in accordance with applicable Accounting Standards and other mandatory professional reporting requirements; and

(c)    in accordance with the provisions of the Trust Deed.



KPMG


/S/ A. Yates


Andrew Yates
Partner
45 Clarence Street, Sydney
New South Wales, 2000
24 December 2001